Exhibit 99.3

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure Made According to the Requirements of the Law of 2 May 2007

Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) discloses the notification of significant shareholding that it has received in accordance with the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, AB InBev publishes the content of the notification that it has received.

1. Date: Notification on 14 October 2016

2. Reason for the notification: Holding of voting securities upon first admission to trading. Acquisition or disposal of the control of an undertaking that holds a participating interest in an issuer.

3. Notification by:

Codan Trust Company Limited in its capacity as trustee	Richmond House, 12 Par-La-Ville Road, Hamilton HM08, Bermuda
Aguila Ltd	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
SNI International Holdings Sàrl	37A, Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg
USD Bevco Sàrl	37A, Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg
Bevco Lux Sàrl	37A, Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg

4. Denominator on the date of notifications: 2,019,241,973 shares

    ab-inbev.com

Press Release Brussels / 19 October 2016 / 8:00 AM CET

5. Notified details:

	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Codan Trust Company Limited in its capacity as trustee		0		0.00%
Aguila Ltd		0		0.00%
SNI International Holdings Sàrl		0		0.00%
USD Bevco Sàrl		0		0.00%
Bevco Lux Sàrl		96,862,718		4.80%
	TOTAL	96,862,718	0	4.80%	0.00%

6. Date threshold crossed: 14 October 2016

7. Threshold crossed: 3%

8. Chain of controlled entities through which the shareholding is effectively owned: As per the date of the notification:

- Codan Trust Company Limited in its capacity as trustee directly controls Aguila Ltd,

- Aguila Ltd directly controls SNI International Holdings Sàrl,

- SNI International Holdings Sàrl directly controls USD Bevco Sàrl,

- USD Bevco Sàrl directly controls Bevco Lux Sàrl.

Notifications of significant shareholdings to be made according to the Law of 2 May 2007 or AB InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com.

This notification will be posted on www.ab-inbev.com.

    ab-inbev.com

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

Like us @ www.facebook.com/abinbev.

Follow us @ twitter.com/abinbevnews.

Contacts
Media	Investors
Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Heiko Vulsieck +32 16 27 68 88 heiko.vulsieck@ab-inbev.com
Kathleen Van Boxelaer +32 16 27 68 23 kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

    ab-inbev.com